SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.16)

                                INTELOGIC TRACE, INC.
                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)


                                      458159100
                                    (CUSIP Number)


                    ASHER B. EDELMAN, 717 FIFTH AVENUE, 4TH FLOOR
                  NEW YORK, NEW YORK 10022; TELEPHONE (212) 371-7711
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                   December 8, 1994
               (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting persons: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               This Amendment No. 16 to Schedule 13D is filed to indicate that the reporting persons in the aggregate have ceased to be holders of 5% of a class of issuer's securities.

               This statement, as amended, is filed by (i) Canal Capital Corporation (formerly United Stockyards Corporation), a Delaware corporation ("Canal"), with respect to the shares of Common Stock owned by it, (ii) Datapoint Corporation, a Delaware corporation ("Datapoint"), (iii) A.B. Edelman Limited Partnership, a Delaware limited partnership ("Edelman Limited Partnership"), with respect to the shares of Common Stock owned by it, (iv) Felicitas Partners, L. P., a Delaware limited partnership ("Felicitas"), with respect to the shares of Common Stock owned by it, (v) A.B. Edelman Management Company Inc. ("Edelman Management"), a New
          York corporation as the investment manager for Canal and Datapoint, with respect to the shares of Common Stock owned by Canal and Datapoint, (vi) Aile Blanche, Inc., a Delaware corporation ("Aile Blanche") with respect to the shares of Common Stock owned by it, (vii) Regina M. Edelman with respect to the shares of Common Stock owned by her, (viii) Asher B. Edelman with respect to the shares of Common Stock owned by him and because, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, he may be deemed to be the beneficial owner of the shares of Common Stock owned by (A) each of the foregoing persons, (b) three Uniform Gift to Minors Act accounts for which Mr. Edelman is custodian, each account for the benefit of one of Mr. Edelman's three daughters (the "Custodian Accounts") and (C) three other Uniform Gift to Minors Act accounts for which Mr. Edelman is custodian, each account for the benefit of one of the three children of Mr. Edelman's brother (the "Other Custodian Accounts"); (ix) the Canal Capital Corporation Retirement Plan, a trust organized under the laws of New York (the "Canal Plan"), with respect to the shares of Common Stock held by it, and (x) the Intelogic Trace, Inc. Retirement Plan, a trust organized under the laws of New York, (the "IT Plan"), with respect to the shares of Common Stock held by it.

          Item 5.  Interest in Securities of the Issuer.

               (e) On December 8, 1994, the reporting persons ceased to be beneficial holders in the aggregate of more than 5% of the Common Stock outstanding as a result of the issuance of Common Stock by the Company pursuant to a confirmed plan of reorganization in the case, In re Intelogic Trace, Inc. Debtor, Chapter 11 Case No. 94-542172C (U. S. Bankr. Ct. W. Dist. Texas), which issuance significantly diluted the position previously reported by the reported persons. The Common Stock will be issued within twenty
          (20) business days after December 8, 1994.

                                      SIGNATURE

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Dated:  December 8, 1994

                                   ______/S/Asher B. Edelman___________
                                   Asher B. Edelman, individually and as
                                   attorney-in-fact for each of Canal
                                   Capital Corporation, Datapoint
                                   Corporation, A.B. Edelman Limited
                                   Partnership, Felicitas Partners, L.P.,
                                   A.B. Edelman Management Company, Inc.,
                                   Aile Blanche, Inc., Regina M. Edelman,
                                   Canal Capital Corporation Retirement
                                   Plan and Intelogic Trace, Inc.
                                   Retirement Plan under powers of
                                   attorney